Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our annual report on Form 20-F for the fiscal year ended December 31, 2023, particularly under the caption “Item 3. Key Information—D. Risk Factors.”

Key financial performance indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, comparable store sales, gross profit and gross margin, selling, general, and administrative expenses (“SG&A expenses”), and operating income.

Revenue

Our revenue is derived primarily from sales of bakery and other products under the operating entities’ “George●Chanson,” “Patisserie Chanson,” and “Chanson” brand names. As of June 30, 2024, the operating entities managed and operated 46 stores in the PRC (the “PRC Stores”) and three stores in the U.S. (the “U.S. Stores”). Our revenue is periodically influenced by the efficiency of sales promotions and the introduction and discontinuance of sales and promotion incentives. Growth of our revenue is primarily driven by expansion of the operating entities’ store base in existing and new markets as well as comparable store sales growth, described in “—Comparable Store Sales.” Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotion, and spending habits of the operating entities’ customers. The product offerings of the PRC Stores and the U.S. Stores across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from their existing customers.

Comparable Store Sales

Comparable store sales measure the performance of a store during the current reporting period against the performance of the same store in the corresponding period of the previous year. Comparable store sales are important points of analysis for the operating entities, as comparable store sales can be helpful to them in making future decisions regarding existing stores and new locations. The operating entities often drill down into comparable store sales figures to determine the exact cause of changes in revenue. The operating entities also use comparable store sales to evaluate current and likely future performance and as a measure of revenue growth to evaluate how established stores have performed over time compared to new stores.

For simplicity, our comparable store sales consist of revenue from the operating entities’ stores only after they have had two full years of operations, which is when we believe comparability is achieved. Our comparable store definition includes stores that have been remodeled, expanded, or relocated in their existing location or respective geographic areas, but excludes stores that have been closed for an extended period or are planned to be closed or disposed of. Comparable store sales figures are presented as a percentage that indicates the relative amount of revenue increase or decrease, excluding the impact of foreign currency translation.

Opening new stores is a primary component of our growth strategy and, as the operating entities continue to execute on their growth strategy, we expect a significant portion of their revenue growth will be attributable to revenue from new stores. Accordingly, comparable store sales are one of the measures the operating entities use to assess the success of their growth strategy.

A variety of factors affect our comparable store sales, including, among others, consumer trends, competition, current economic conditions, pricing, inflation, changes in the operating entities’ product mix, the success of their marketing programs, and the COVID-19 pandemic. During the six months ended June 30, 2024, the comparable store sales in China (excluding the impact of foreign currency translation) decreased by 10.4%. The post-COVID-19 economy in China has recovered at a slower pace than expected, and the spending behavior of consumers have been affected by various factors such as the economic downward pressure and lack of consumer confidence. As a result, our comparable store sales in China decreased due to the decline in average spending per customer and the consumption downgrade. During the six months ended June 30, 2024, the comparable store sales in the U.S. decreased by 11.5%, mainly due to increased competition from rivals operating in the same area.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of labor costs, costs of ingredients used to prepare the operating entities’ bakery products, inventory write-off due to discarded bakery products, packaging costs, freight charges, utility costs, rent expenses of manufacturing space, depreciation of production equipment, and other overhead costs. Ingredients costs account for the largest portion of our cost of revenue. Supplies and prices of the operating entities’ various ingredients can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, political environment, and economic conditions. An increase in the price of any ingredients used in the operating entities’ bakery products could result in an increase in costs from their suppliers, and the operating entities may not be able to increase prices to cover increased costs, which would have an adverse effect on their operating results and profitability. In order to negotiate more favorable prices on ingredients, the operating entities have been and will continue to be directly involved in sourcing ingredients from qualified suppliers and try to lock in ingredient prices for typically six to twelve months through non-cancelable purchase commitments, when they expect the price to increase. Over the past years, the operating entities have invested significant time and energy to achieve cost reduction and productivity improvement in their supply chain. The operating entities have focused on reducing ingredient and packaging costs through increased volume buying, direct purchasing, and price negotiations, as well as strengthening inventory management from raw materials to finished goods to reduce the spoilage and wastage. On the other hand, labor is a primary component in the cost of operating the operating entities’ business. Increased labor costs due to competition, increased minimum wage or employee benefits costs, or otherwise, would adversely impact the operating entities’ operating expenses. In addition, the operating entities’ success depends on their ability to attract, motivate, and retain qualified employees, including store managers and staff, to keep pace with their growth strategy.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether the operating entities are selling their products at an appropriate gross profit. Our gross margin is impacted by the operating entities’ product mix and availability, as some products provide higher gross margins, and by their merchandise costs, which may vary. Gross margin is also impacted by prices of the operating entities’ products. The operating entities typically evaluate the profitability of their products annually or semi-annually. The operating entities consider many factors such as cost of revenue fluctuations and competitive pricing strategies. The operating entities have historically been able to replace less profitable products with similar new products, and refine their product formulas to enhance existing products with higher prices to cover higher ingredient costs. In addition, the operating entities have a dedicated and highly-experienced product development team that constantly creates brand new products that reflect market trends and are attractive to customers.

SG&A Expenses

Our SG&A expenses are comprised of both store-related expenses and corporate expenses. Store-related expenses include payroll and employee benefit expenses and sales commissions paid to sales personnel, store rent, occupancy and maintenance costs, the cost of opening new stores, and marketing and advertising expenses. Corporate expenses include payroll and benefits for corporate and field support, legal, professional, and other consulting fees, travel expenses, and other facility related costs, such as rent and depreciation.

SG&A expenses generally increase as the operating entities grow their store base and invest in corporate infrastructure. The operating entities have made significant investments in talent retention and storefront upgrades over the past years which have resulted in higher SG&A expenses. Our SG&A expenses are expected to continue increasing in the future as the operating entities invest to open new stores, launch new products, increase brand awareness, attract new customers, and increase their market penetration. To support their growth, the operating entities will continue to increase headcount, particularly in the sales and marketing departments. This increase in headcount will drive higher payroll and employee-related expenses. Our operating entities also continue to invest in product innovation and promote sales growth. We expect our SG&A expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation.

Operating Income

Operating income is the difference between gross profit and SG&A expenses. Operating income excludes interest income (expenses), other income (expenses), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Six Months Ended June 30, 2024 and 2023

The following table summarizes the results of our operations during the six months ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the six months ended June 30,		Variance
	2024	2023	Amount	%
Revenue	$7,542,682	$8,811,287	$(1,268,605)	(14.4)%
Cost of revenue	4,415,407	4,478,716	(63,309)	(1.4)%
Gross profit	3,127,275	4,332,571	(1,205,296)	(27.8)%

OPERATING EXPENSES
Selling expenses	2,230,905	2,444,292	(213,387)	(8.7)%
General and administrative expenses	1,456,499	1,774,419	(317,920)	(17.9)%
Total operating expenses	3,687,404	4,218,711	(531,307)	(12.6)%

(LOSS) INCOME FROM OPERATIONS	(560,129)	113,860	(673,989)	(591.9)%

OTHER INCOME (EXPENSES)
Interest (expense) income, net	(25,278)	14,007	(39,285)	(280.5)%
Other income (expense), net	314,670	(11,843)	326,513	(2,757.0)%
Interest income from long term debt investment	359,014	171,616	187,398	109.2%
Total other income, net	648,406	173,780	474,626	273.1%

INCOME BEFORE INCOME TAX EXPENSE	88,277	287,640	(199,363)	(69.3)%

INCOME TAX EXPENSE	64,865	2,880	61,985	2,152.3%

NET INCOME	$23,412	$284,760	$(261,348)	(91.8)%

Revenue

We generate revenue primarily from bakery products and other products sold in China and the U.S. In the PRC Stores, bakery products consist of packaged bakery products (cakes, bread, and snacks), birthday cakes, and made-in-store pastries, and other products consist of seasonal products (mooncakes and zongzi) and beverage products. In the U.S. Stores, bakery products consist of cakes, bread, sweets, birthday cakes, and pastries, and other products consist of eat-in menu items (sandwiches, salads, toasts, croissants, soups, and desserts) and beverage products.

Our total revenue decreased by $1,268,605, or 14.4%, from $8,811,287 for the six months ended June 30, 2023 to $7,542,682 for the six months ended June 30, 2024. The decrease in our revenue was due to decreased revenue from both the stores in China and the U.S., as discussed in greater details below.

The following table sets forth the breakdown of our revenue for the six months ended June 30, 2024 and 2023, respectively:

	For the Six Months Ended June 30,				Variance
	2024	%	2023	%	Amount	%
China
Bakery products	$5,920,596	78.5%	$6,386,294	72.4%	$(465,698)	(7.3)%
Other products	581,275	7.7%	624,878	7.1%	(43,603)	(7.0)%
Subtotal: revenue from China	6,501,871	86.2%	7,011,172	79.5%	(509,301)	(7.3)%

United States
Bakery products	240,923	3.2%	234,783	2.7%	6,140	2.6%
Beverage products	629,280	8.3%	1,002,252	11.4%	(372,972)	(37.2)%
Eat-in services	170,608	2.3%	563,080	6.4%	(392,472)	(69.7)%
Subtotal: revenue from the United States	1,040,811	13.8%	1,800,115	20.5%	(759,304)	(42.2)%

Total Revenue	$7,542,682	100.0%	$8,811,287	100.0%	$(1,268,605)	(14.4)%

China

The PRC Stores accounted for 86.2% and 79.5% of our total revenue for the six months ended June 30, 2024 and 2023, respectively. Revenue from the PRC Stores decreased by $509,301, or 7.3%, from $7,011,172 for the six months ended June 30, 2023 to $6,501,871 for the six months ended June 30, 2024. The decrease was mainly due to the decreased revenue from bakery products as well as from other products.

Revenue from bakery products decreased by $465,698, or 7.3%, from $6,386,294 for the six months ended June 30, 2023 to $5,920,596 for the six months ended June 30, 2024. The post-COVID-19 economy in China has recovered at a slower pace than expected, and the spending behavior of consumers have been affected by various factors such as the economic downward pressure and lack of consumer confidence. As a result, our revenue from bakery products decreased due to the decline in average spending per customer and the consumption downgrade during the six months ended June 30, 2024.

Revenue from other products decreased by $43,603, or 7.0%, from $624,878 for the six months ended June 30, 2023 to $581,275 for the six months ended June 30, 2024. The decrease was mainly due to decreased revenue from seasonal products, which was partially offset by increased revenue from beverage products. Revenue from seasonal products decreased by $71,561, or 16.4%, from $436,004 for the six months ended June 30, 2023 to $364,443 for the six months ended June 30, 2024. The decrease was due to the consumption downgrade as mentioned above. The average spending per customer declined because our customers preferred lower-priced seasonal products during the six months ended June 30, 2024. Revenue from beverage products increased by $27,958, or 14.8%, from $188,874 for the six months ended June 30, 2023 to $216,832 for the six months ended June 30, 2024, mainly due to the increased revenue from freshly brewed coffee products, as the PRC Stores are focusing on expanding the business of coffee beverages and more coffee bakery stores were opened in the six months ended June 30, 2024.

United States

Revenue from the U.S. Stores decreased by $759,304, or 42.2%, from $1,800,115 for the six months ended June 30, 2023 to $1,040,811 for the six months ended June 30, 2024. The decrease was mainly due to decreased revenue from beverage products and eat-in services, which was partially offset by the slightly increased revenue from bakery products.

Revenue from bakery products remained relatively stable with a slight increase by $6,140, or 2.6%, from $234,783 for the six months ended June 30, 2023 to $240,923 for the six months ended June 30, 2024. The increase was due to the increased revenue from bakery products of approximately $106,000, generated by Chanson 3rd Ave and Chanson Broadway. The increase in revenue from bakery products was partially offset by the decreased revenue from Chanson Greenwich of approximately $90,000. Many famous bakery brands have opened new stores in New York City, customers now have more choices and revenue from bakery products of Chanson 23rd Street and Chanson Greenwich were affected. With the increased competition, Chanson Greenwich closed its business operation in the second half of fiscal year 2023.

Revenue from beverage products decreased by $372,972, or 37.2%, from $1,002,252 for the six months ended June 30, 2023 to $629,280 for the six months ended June 30, 2024, primarily due to the closure of Chanson Greenwich as mentioned above. The decrease was also attributable to increased competition from rivals operating in the same area. After the cocktail bars of the U.S. Stores launched several new types of cocktail products with new flavors and styles, such products became popular among customers and the cocktail bars were often fully booked by reservation. However, our rivals operating in the same area also launched many types of attractive cocktail products, so customers currently have more choices, and revenue from beverage products were adversely affected during the six months ended June 30, 2024.

Revenue from eat-in services decreased by $392,472, or 69.7%, from $563,080 for the six months ended June 30, 2023 to $170,608 for the six months ended June 30, 2024. The decrease was mainly due to the decreased revenue from Chanson Greenwich of approximately $402,000 as a result of the closure of its business as mentioned above. Moreover, the decrease was due to the slightly decreased revenue from Chanson 23rd Street of approximately $12,000, as Chanson 23rd Street adjusted its menu items and customers were adjusting to the new products. The decrease in revenue from eat-in services was partially offset by the increased revenue from eat-in services of approximately $22,000, generated by Chanson 3rd Ave and Chanson Broadway.

Cost of Revenue

Our cost of revenue consists of food ingredient costs, packaging costs, workforce related costs, overhead costs such as store rental and utilities for food production and processing, depreciation, and amortization.

Our overall cost of revenue remained relatively stable with a slight decrease by $63,309, or 1.4%, from $4,478,716 for the six months ended June 30, 2023 to $4,415,407 for the six months ended June 30, 2024. The decrease in our cost of revenue was due to decreased cost of revenue from the PRC Stores and the U.S. Stores.

The following table sets forth the breakdown of our cost of revenue for the six months ended June 30, 2024 and 2023, respectively:

	For the Six Months Ended June 30,				Variance
	2024	%	2023	%	Amount	%
China
Bakery products	$3,180,350	72.0%	$3,209,942	71.7%	$(29,592)	(0.9)%
Other products	258,852	5.9%	251,922	5.6%	6,930	2.8%
Subtotal: cost of revenue from China	3,439,202	77.9%	3,461,864	77.3%	(22,662)	(0.7)%

United States
Bakery products	345,158	7.8%	155,689	3.5%	189,469	121.7%
Beverage products	472,133	10.7%	564,686	12.6%	(92,553)	(16.4)%
Eat-in services	158,914	3.6%	296,477	6.6%	(137,563)	(46.4)%
Subtotal: cost of revenue from the United States	976,205	22.1%	1,016,852	22.7%	(40,647)	(4.0)%

Total Cost of Revenue	$4,415,407	100.0%	$4,478,716	100.0%	$(63,309)	(1.4)%

China

Cost of revenue from the PRC Stores relatively stable with a slight decrease by $22,662, or 0.7%, from $3,461,864 for the six months ended June 30, 2023 to $3,439,202 for the six months ended June 30, 2024. The decrease was primarily due to the decreased cost of revenue of bakery products, which was partially offset by the increased cost of revenue of other products.

Cost of revenue from sales of bakery products decreased by $29,592, or 0.9%, from $3,209,942 for the six months ended June 30, 2023 to $3,180,350 for the six months ended June 30, 2024, mainly due to the decrease in sales of bakery products. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to the high fixed cost in the six months ended June 30, 2024, as discussed in “—Gross Profit and Gross Margin” below in more details.

Cost of revenue from other products relatively stable with a slight increase by $6,930, or 2.8%, from $251,922 for the six months ended June 30, 2023 to $258,852 for the six months ended June 30, 2024. Cost of revenue from seasonal products decreased by $19,102, or 11.8%, from $162,157 for the six months ended June 30, 2023 to $143,055 for the six months ended June 30, 2024, mainly due to the decrease in sales of seasonal products. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers in the six months ended June 30, 2024 as discussed in “—Gross Profit and Gross Margin” below. The cost of revenue from beverage products increased by $26,032, or 29.0%, from $89,765 for the six months ended June 30, 2023 to $115,797 for the six months ended June 30, 2024, mainly due to the increase in sales of coffee products. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to more discounts offered to our customers in the six months ended June 30, 2024, as discussed in “—Gross Profit and Gross Margin” below.

United States

Cost of revenue from the U.S. Stores decreased by $40,647, or 4.0%, from $1,016,852 for the six months ended June 30, 2023 to $976,205 for the six months ended June 30, 2024. The decrease was due to the decreased cost of revenue from beverage products and eat-in services, which was partially offset by the increased cost of revenue from bakery products.

Cost of revenue from sales of bakery products increased by $189,469, or 121.7%, from $155,689 for the six months ended June 30, 2023 to $345,158 for the six months ended June 30, 2024. The increase was primarily due to the increased cost of revenue from Chanson 3rd Ave and Chanson Broadway. The increase in cost of revenue from sales of bakery products was partially offset by the decreased cost of revenue from Chanson 23rd Street and Chanson Greenwich, which was in line with their decreased revenue from bakery products. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to the increased spoilage and wastage of inventory, and the high fixed costs of Chanson 3rd Ave and Chanson Broadway, as discussed in “—Gross Profit and Gross Margin” below.

Cost of revenue from sales of beverage products decreased by $92,553, or 16.4%, from $564,686 for the six months ended June 30, 2023 to $472,133 for the six months ended June 30, 2024, due to the decrease in sales of beverage products from the U.S. Stores. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers, and the high fixed costs of Chanson 3rd Ave and Chanson Broadway in the six months ended June 30, 2024, as discussed in “—Gross Profit and Gross Margin” below.

Cost of revenue from eat-in services decreased by $137,563, or 46.4%, from $296,477 for the six months ended June 30, 2023 to $158,914 for the six months ended June 30, 2024. The percentage of decrease in cost of revenue was less than that in revenue, due to the increased spoilage and wastage of inventory, and the high fixed costs of Chanson 3rd Ave and Chanson Broadway, as discussed in “—Gross Profit and Gross Margin” below.

Gross Profit and Gross Margin

Our gross profit decreased by $1,205,296, or 27.8%, from $4,332,571 for the six months ended June 30, 2023 to $3,127,275 for the six months ended June 30, 2024. The decrease was mainly attributable to the decrease in revenue from the PRC Stores and the U.S. Stores. Our gross margin decreased by 7.7 percentage points from 49.2% for the six months ended June 30, 2023 to 41.5% for the six months ended June 30, 2024.

The following table sets forth the breakdown of our gross profit for the six months ended June 30, 2024 and 2023, respectively:

	For the Six Months Ended June 30,				Variance
	2024	Margin %	2023	Margin %	Amount	%
China
Bakery products	$2,740,246	46.3%	$3,176,352	49.7%	$(436,106)	(13.7)%
Other products	322,423	55.5%	372,956	59.7%	(50,533)	(13.5)%
Subtotal: gross margin and margin % from China	3,062,669	47.1%	3,549,308	50.6%	(486,639)	(13.7)%

United States
Bakery products	(104,235)	(43.3)%	79,094	33.7%	(183,329)	(231.8)%
Beverage products	157,147	25.0%	437,566	43.7%	(280,419)	(64.1)%
Eat-in services	11,694	6.9%	266,603	47.3%	(254,909)	(95.6)%
Subtotal: gross margin and margin % from the United States	64,606	6.2%	783,263	43.5%	(718,657)	(91.8)%

Total Gross Margin and Margin %	$3,127,275	41.5%	$4,332,571	49.2%	$(1,205,296)	(27.8)%

China

Gross profit from PRC Stores decreased by $486,639, or 13.7%, from $3,549,308 for the six months ended June 30, 2023 to $3,062,669 for the six months ended June 30, 2024. The decrease was mainly attributable to the overall decrease in sales. The gross margin decreased by 3.5 percentage points from 50.6% for the six months ended June 30, 2023 to 47.1% for the six months ended June 30, 2024.

The gross profit of bakery products decreased by $436,106, or 13.7%, from $3,176,352 for the six months ended June 30, 2023 to $2,740,246 for the six months ended June 30, 2024, and the gross margin of bakery products decreased by 3.4 percentage points from 49.7% for the six months ended June 30, 2023 to 46.3% for the six months ended June 30, 2024. Due to the consumption downgrade as mentioned above, the revenue of bakery products decreased in the six months ended June 30, 2024. However, our fixed costs incurred remained stable, such as rental expense and salaries related expenses, which led to lower gross margin during the six months ended June 30, 2024 as compared to the same period last year.

The gross profit of other products decreased by $50,533, or 13.5%, from $372,956 for the six months ended June 30, 2023 to $322,423 for the six months ended June 30, 2024, and the gross margin decreased by 4.2 percentage points from 59.7% for the six months ended June 30, 2023 to 55.5% for the six months ended June 30, 2024. The gross margin of seasonal products decreased by 2.1 percentage points from 62.8% for the six months ended June 30, 2023 to 60.7% for the six months ended June 30, 2024. As a result of consumption downgrade as mentioned above, we offered more sales promotions and price discounts to attract more customers, which resulted in a decrease in gross margin of seasonal products for the six months ended June 30, 2024 as compared to the same period last year. The gross margin of beverage products decreased by 5.9 percentage points from 52.5% for the six months ended June 30, 2023 to 46.6% for the six months ended June 30, 2024. Many famous coffee chain brands opened new stores in Xinjiang and offers products at very low prices to expand their market shares. With the increased competition from our rivals, we had to offer more sales promotions and price discounts to attract more customers. Therefore, our gross margin of beverage products decreased during the six months ended June 30, 2024 as compared to the same period last year.

United States

Gross profit from the U.S. Stores decreased by $718,657, or 91.8%, from $783,263 for the six months ended June 30, 2023 to $64,606 for the six months ended June 30, 2024. The decrease was mainly attributable to the overall decrease in revenue. The gross margin decreased by 37.3 percentage points from 43.5% for the six months ended June 30, 2023 to 6.2% for the six months ended June 30, 2024.

The gross profit of bakery products decreased by $183,329, or 231.8%, from gross profit of $79,094 for the six months ended June 30, 2023 to gross loss of $104,235 for the six months ended June 30, 2024, and the gross margin of bakery products decreased by 77.0 percentage points, from 33.7% for the six months ended June 30, 2023 to (43.3)% for the six months ended June 30, 2024. The decrease in gross margin was mainly attributable to Chanson 3rd Ave and Chanson Broadway. Revenue generated by Chanson 3rd Ave and Chanson Broadway were relatively low at the starting stage, and in addition, the customer visits were adversely affected as the building where Chanson 3rd Ave was located was under renovation in the six months ended June 30, 2024. However, the fixed costs we incurred, such as rental expense, salaries related expenses as well as other overhead expenses were much higher than the revenue earned, which led to negative gross margin from Chanson 3rd Ave and Chanson Broadway for the six months ended June 30, 2024. Meanwhile, due to the increased competition from rivals operating in the same area as mentioned above, customer demand was harder to estimate and higher spoilage of inventory, excess raw materials and bakery products with short storage life was incurred. Together with the increased price of raw materials, the gross margin of bakery products significantly decreased in the six months ended June 30, 2024.

The gross profit of beverage products decreased by $280,419, or 64.1%, from $437,566 for the six months ended June 30, 2023 to $157,147 for the six months ended June 30, 2024, and the gross margin of beverage products decreased by 18.7 percentage points, from 43.7% for the six months ended June 30, 2023 to 25.0% for the six months ended June 30, 2024. The decreased gross margin was primarily attributable to the negative gross margin contributed from Chanson 3rd Ave and Chanson Broadway due to the reasons as mentioned above. Meanwhile, due to increased competition from rivals operating in the same area, the U.S. Stores offered more promotions and discounts in order to make their beverage products more appealing to the customers. Therefore, the gross margin of beverage products decreased during the six months ended June 30, 2024.

The gross profit of eat-in services decreased by $254,909, or 95.6%, from $266,603 for the six months ended June 30, 2023 to $11,694 for the six months ended June 30, 2024, and the gross margin of eat-in services decreased by 40.4 percentage points from 47.3% for the six months ended June 30, 2023 to 6.9% for the six months ended June 30, 2024. The decreased gross margin was mainly due to the negative gross margin contributed from Chanson 3rd Ave and Chanson Broadway, higher spoilage of inventory as well as increased price of raw materials as mentioned above.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the six months ended June 30, 2024 and 2023.

	For the Six Months Ended June 30,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Total revenue	$7,542,682	100.0%	$8,811,287	100.0%	$(1,268,605)	(14.4)%
Total operating expenses:
Selling expenses	2,230,905	29.6%	2,444,292	27.7%	(213,387)	(8.7)%
General and administrative expenses	1,456,499	19.3%	1,774,419	20.1%	(317,920)	(17.9)%
Total operating expenses	$3,687,404	48.9%	$4,218,711	47.8%	$(531,307)	(12.6)%

Selling Expenses

Our selling expenses primarily include payroll and sales commission expenses paid to our sales and marketing personnel, store operating expenses, store rental, store decoration and maintenance expenses, utility expenses, and other expenses related to sales activities. Our selling expenses accounted for 29.6% and 27.7% of our revenue for the six months ended June 30, 2024 and 2023, respectively.

Selling expenses decreased by $213,387, or 8.7%, from $2,444,292 for the six months ended June 30, 2023 to $2,230,905 for the six months ended June 30, 2024. The decrease was mainly due to the decreased selling expenses of approximately $248,000 incurred by Chanson Greenwich, as Chanson Greenwich was closed in the second half of fiscal year 2023. The decrease in selling expenses was partially offset by the increased selling expenses of approximately $67,000 generated by the Chanson 3rd Ave and Chanson Broadway, the new stores opened in March 2023 and July 2023, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of administrative employee salaries, welfare and insurance expenses, depreciation, and professional service expenses. Our general and administrative expenses accounted for 19.3% and 20.1% of our revenue for the six months ended June 30, 2024 and 2023, respectively.

General and administrative expenses decreased by $317,920, or 17.9%, from $1,774,419 for the six months ended June 30, 2023 to $1,456,499 for the six months ended June 30, 2024. The decrease was primarily due to the closure of Chanson Greenwich as mentioned above.

Other Income (Loss), Net

Our other income (loss), net primarily consists of gain or loss from disposal of fixed assets, rental income and government subsidies. Other income, net significantly increased by $326,513, or 2,757.0%, from other expense, net of $11,843 for the six months ended June 30, 2023 to other income, net of $314,670 for the six months ended June 30, 2024. During the year ended December 31, 2023, the Company entered into a cooperation agreement with a third party, and granted the third party a license to use the Chanson Greenwich’s store for events, which resulted in a net other income of approximately $332,000 recorded during the six months ended June 30, 2024.

Interest Income from Long Term Debt Investment

On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The Company recorded interest income of $359,014 and $171,616 for the six months ended June 30, 2024 and 2023, respectively.

Provision for Income Taxes

Our provision for income taxes was $64,865 and $2,880 for the six months ended June 30, 2024 and 2023, respectively. Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign investment enterprises are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis.

Xinjiang United Family Trading Co., Ltd. (“Xinjiang United Family”) and its three branch offices were incorporated in the PRC. During the six months ended June 30, 2023, Xinjiang United Family and all its three branch offices qualified as small-scaled minimal profit enterprises. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2024. During the six months ended June 30, 2024, Xinjiang United Family and all its four branch offices did not qualify as small-scaled minimal profit enterprises and were subject to 25% income tax rate.

The association between Xinjiang United Family and the VIEs is known as the “United Family Group” or “UFG.” The UFG Entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG Entities apply. Therefore, income tax for the UFG Entities is levied as a fixed-rate income tax at 1% of the deemed Taxable Net Income (“TNI”) as assessed by the local tax authority. According to Announcement No. 12 [2021] and Announcement No. 6 [2023] of the State Taxation Administration, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2024. For the six months ended June 30, 2023, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the six months ended June 30, 2024, 12 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. The rest of these UFG Entities were exempted from paying income tax. As of June 30, 2024, for the tax years ended December 31, 2019 through December 31, 2023, the UFG Entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the UFG Entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG Entities should be levied at a higher TNI or higher tax rate, the UFG Entities would be obligated to pay additional income tax. Along with the continuing growth of business, we expect that the tax rates of these UFG Entities are likely to increase in the future in the annual assessment by the local tax authority based on past performance. If these UFG Entities change their forms of organization from individually-owned businesses to other corporate forms (such as limited liability company) as a result of their business development requirement, they will no longer enjoy the favorable tax rates and will be subject to the EIT Law, though we currently do not expect their forms of organization to change in the foreseeable future.

For the six months ended June 30, 2024 and 2023, the tax saving as the result of the favorable tax rates and tax exemption amounted to $96,381 and $315,790, respectively, and per share effect of the favorable tax rate and tax exemption was $0.01 and $0.03, respectively.

Net Income

As a result of the foregoing, we reported net income of $23,412 for the six months ended June 30, 2024 as compared to net income of $284,760 for the six months ended June 30, 2023.

B. Liquidity and Capital Resources

On April 3, 2023, we closed our initial public offering (“IPO”) of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of our IPO were approximately $12.0 million. Our Class A ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

As of June 30, 2024, we had $4,107,830 in cash and cash equivalents as compared to $1,481,302 as of December 31, 2023. As of June 30, 2024, we had $2,022,587 accounts receivable balance, approximately 37.7%, or $0.8 million, of which has been subsequently collected. The remaining balance is expected to be collected before December 31, 2024. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of June 30, 2024, we had approximately $3.1 million in short-term bank loans. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and credit history.

On June 30, 2021, Xinjiang United Family entered into a 10-year lease agreement for approximately 54,638 square feet of building space, where it constructed a new central factory, to expand the production capacity. The investment budget for the new central factory is approximately RMB17.8 million (approximately $2.5 million) after VAT deduction. There are two stages for the construction. The first stage includes: 1) construction and renovation that cost approximately RMB12.8 million (approximately $1.8 million); 2) installation of production equipment of approximately RMB1.4 million (approximately $0.2 million); and 3) miscellaneous projects of approximately RMB1.1 million (approximately $0.2 million). The first stage of the construction was completed in June 2022, and passed inspection in July 2022, and the new central factory started production in early August 2022. The original second stage includes the construction of two new production lines of approximately RMB2.5 million (approximately $0.3 million), which is expected to start in the second half of fiscal year 2023 and complete by the end of 2023. Due to the opening of coffee bakery stores in PRC in fiscal year 2023, the construction plan of beverage production line with a budget of RMB0.8 million (approximately $0.1 million) was cancelled. In addition, the start of the other moon cake production line with a budget of RMB1.7 million (approximately $0.2 million) was postponed to between fiscal year 2024 and 2025, and is now expected to be completed before the end of 2025. As of June 30, 2024, our contractual obligation under the central factory construction was approximately RMB0.3 million (approximately $0.04 million). As of June 30, 2024, we had spent approximately RMB15.0 million (approximately $2.1 million), and the future minimum expenditure is estimated to be RMB2.0 million (approximately $0.3 million). We plan to use cash flow from the operations of the PRC Stores to fund the future construction. Our payment made and future payment schedule under the central factory construction project are as follows:

	Payment made in				Future payment
	Fiscal year 2021	Fiscal year 2022	Fiscal year 2023	First half of fiscal year 2024	Remainder of fiscal year 2024	Fiscal year 2025	Total
Contracts signed in fiscal year 2021:
Construction and renovation cost	$696,132	$450,121	$457,313	$38,619	$23,512	$-	$1,665,697
Other expenses related to construction	89,411	-	-	-	-	-	89,411
Subtotal:	785,543	450,121	457,313	38,619	23,512	-	1,755,108

Contracts signed in fiscal year 2022:
Construction and renovation cost	-	118,359	-	-	14,270	-	132,629
Other expenses related to construction	-	60,123	-	-	-	-	60,123
Purchase of production equipment	-	197,431	-	-	-	-	197,431
Subtotal:	-	375,913	-	-	14,270	-	390,183

Contract expected to be signed between fiscal year 2024 and 2025(1):
Moon cake production line construction	-	-	-	-	-	238,536	238,536
Subtotal:	-	-	-	-	-	238,536	238,536
Total	$785,543	$826,034	$457,313	$38,619	$37,782	$238,536	$2,383,827

Note:

(1)	No contracts were signed in the six months ended June 30, 2024, because the Company’s production needs have been largely satisfied after the construction projects were completed in 2022 and the Company did not make new construction plans in the six months ended June 30, 2024.

We also intend to open six additional new stores in the U.S. by fiscal year 2026, and the expected expenses related to opening these stores are approximately $3.0 million. We plan to use our cash on hand, cash flows from operations, the net proceeds we received from the IPO and equity financing from outside investors to open the new stores in the U.S.

As of June 30, 2024, two coffee bakery stores and eight bakery stores were opened. We currently plan to open another five stores, with a total budget of approximately RMB2.5 million (approximately $0.4 million) during the remainder of fiscal year 2024. We plan to use our cash on hand, cash flows from operations and equity financing from outside investors to fund the new stores.

As of June 30, 2024, we had a negative working capital of approximately $2.5 million, including deferred revenue of approximately $7.3 million, which was reported as current liability, but will not require cash payment in the future. We expect to spend about $2.9 million when we produce and sell the products and realize the deferred revenue.

In assessing our liquidity, our management monitors and analyzes our cash on hand, the proceeds we received from our IPO, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of June 30, 2024, we had cash and cash equivalents of approximately $4.1 million. The future capital expenditure on the central factory construction is expected to be approximately $37.8 thousand and $0.2 million in the remainder of fiscal year 2024 and fiscal year 2025, respectively. We believe that we would be able to make additional borrowings from banks based on past experience and our good credit history when necessary. In addition, we will further implement initiatives to control costs and improve our operating efficiency in fiscal year 2024. Therefore, revenue and net income are expected to increase in second half of fiscal year 2024 as compared to the same period of last year. Furthermore, our controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to our Company for at least 12 months from the issuance of our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. We believe our cash and cash equivalents on hand, our operating cash flows, the available bank facilities, the continuous support from our shareholder, the proceeds we received from the IPO and equity financing will be sufficient to meet our working capital needs over the next 12 months.

Currently, our main operations are conducted in China and a large portion of our revenue, expenses, cash and cash equivalents are denominated in RMB. Our holding company, however, may need dividends and other distributions on equity from our PRC subsidiary and the VIEs to satisfy its liquidity requirements. Although dividends may be freely remitted in or out of China in RMB or foreign currency according to the PRC regulations, our PRC subsidiary and the VIEs are restricted in their ability to transfer a portion of their net assets, equivalent to their reserves and their share capital, to the holding company in the form of loans, advances, or cash dividends. As of June 30, 2024 and December 31, 2023, the total restricted net assets equivalent amounted to $1,325,631 and $1,325,631, respectively.

Cash Flows for the Six Months Ended June 30, 2024 and 2023

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2024	2023
Net cash provided by operating activities	$806,144	$610,154
Net cash provided by (used in) investing activities	1,396,957	(11,252,022)
Net cash provided by financing activities	365,797	9,656,029
Effect of exchange rate change on cash	57,630	(457,647)
Net increase (decrease) in cash and cash equivalents	2,626,528	(1,443,486)
Cash and cash equivalents at beginning of period	1,481,302	2,915,470
Cash and cash equivalents at end of period	$4,107,830	$1,471,984

Operating Activities

Net cash provided by operating activities was $806,144 for the six months ended June 30, 2024, mainly derived from net income of $23,412 for the period, and net changes in our operating assets and liabilities, which mainly included (i) a decrease in prepaid expenses and other current assets of $286,121 due to the decreased other receivable from a third party for using Chanson Greenwich’s store for events; (ii) an increase in accounts payable of $213,875 due to higher outstanding payments to suppliers; and (iii) an increase in deferred revenue of $299,816 due to the growing prepaid membership cards sales during the six months ended June 30, 2024.

Net cash provided by operating activities was $610,154 for the six months ended June 30, 2023, mainly derived from net income of $284,760 for the period, and net changes in our operating assets and liabilities, which mainly included (i) an increase in deferred revenue of $522,418 due to the growing prepaid membership cards sales; (ii) an increase in accounts receivable of $772,933 due to the increase in sales; and (iii) an increase in accounts payable of $216,032 due to higher outstanding payments to suppliers during the six months ended June 30, 2023.

Investing Activities

Net cash provided by investing activities amounted to $1,396,957 for the six months ended June 30, 2024, which primarily consisted of repayment from loans to third parties of $862,088 and repayment of interest income from long term debt investment of $534,575.

Net cash used in investing activities amounted to $11,252,022 for the six months ended June 30, 2023, which primarily consisted of payment made for long term debt investment of $6,000,000, payments made for loans to third parties of $3,900,000 and prepayments for the software, equipment and product development of $1,200,000.

Financing Activities

Net cash provided by financing activities was $365,797 for the six months ended June 30, 2024, which primarily consisted of proceeds from short-term bank loans of $422,095 and repayment of funds provided by a shareholder of $56,298.

Net cash provided by financing activities was $9,656,029 for the six months ended June 30, 2023, which primarily consisted of gross proceeds from IPO of $13,560,000, which was partially offset by costs disbursed from IPO proceeds of $1,529,631 and repayment of funds provided by a shareholder of $1,612,215.

Contractual Obligations

As of June 30, 2024, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term bank loan (1)	$3,137,328	$3,137,328	$-	$-	$-	$-	$-
Future lease payments (2)	15,790,012	1,488,075	2,456,025	2,216,393	2,149,220	1,971,789	5,508,510
Central factory construction (3)	37,782	37,782	-	-	-	-	-
Total	$18,965,122	$4,663,185	$2,456,025	$2,216,393	$2,149,220	$1,971,789	$5,508,510

(1)

Repayment of short-term bank loans: as of June 30, 2024, our contractual obligation to repay the outstanding short-term bank loans totaled $3,137,328 and related to the following bank loans:

On September 7, 2023, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,403,155) as working capital for a year, with a maturity date of September 6, 2024. The loan bears a fixed interest rate of 3.55% per annum. The loan is guaranteed by the Company’s controlling shareholder Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China. The loan was repaid in full upon maturity.

On November 15, 2023, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($420,946) as working capital for a year, with a maturity date of November 14, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by the Company’s controlling shareholder Mr. Gang Li and his family member, Ms. Ying Xiong.

On December 19, 2023, Xinjiang United Family entered into another loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($420,946) as working capital for a year, with a maturity date of December 18, 2024. The loan was withdrawn on January 29, 2024 and bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by the Company’s controlling shareholder Mr. Gang Li and his family member, Ms. Ying Xiong, and two third parties.

On December 22, 2023, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($420,946) as working capital for a year, with a maturity date of December 20, 2024. The loan bears a fixed interest rate of 5.00% per annum. The loan was guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li, the Chairman of the Company.

On December 26, 2023, Xinjiang United Family entered into a loan agreement with Xinjiang Urumqi Rural Commercial Bank to borrow RMB3.0 million ($420,946) as working capital for a year, with a maturity date of December 25, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by two third parties, Mr. Xiaochen Wang and his family member.

(2)	We lease office spaces, bakery stores facilities, and employee dormitories, which are classified as operating leases in accordance with ASC Topic 842. As of June 30, 2024, our future lease payments totaled $15,790,012.

(3)	Payment for central factory construction work: as of June 30, 2024, our contractual obligation to pay for central factory construction totaled $37,782, as discussed above in more details.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2024 to June 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

The operating entities’ business is affected by changes in consumer preferences and discretionary spending.

The operating entities’ success depends, in part, upon the popularity of their bakery products and their ability to develop new bakery products that appeal to consumers. Shifts in consumer preferences away from their bakery stores or their product offerings and mix, their inability to develop new products that appeal to consumers could harm the operating entities’ business. The operating entities’ success depends in large part on their customers’ continued belief that food made with high-quality ingredients, including selected proteins raised without antibiotics, their artisan breads, cakes, pastries, and other bakery treats made without artificial preservatives, flavors, sweeteners, or colors from artificial sources are worth the prices charged at the operating entities’ bakery stores relative to the lower prices offered by some of their competitors. The operating entities’ inability to successfully educate customers about the quality of their bakery products or their customers’ rejection of the operating entities’ pricing approach could result in decreased demand for their products or require the operating entities to change their pricing, marketing, or promotional strategies, which could materially and adversely affect our unaudited condensed consolidated financial results or the brand identity that the operating entities have created. In addition, the operating entities’ success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, the operating entities may experience declines in sales during economic downturns or during periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on the operating entities’ sales, results of operations, business, and financial condition.

The operating entities’ revenue and growth could be adversely affected if their comparable store sales are less than expected.

The operating entities’ success depends on increasing comparable store sales. To increase sales and profits, and therefore comparable store sales growth, the operating entities must focus on delivering value and generating customer excitement by strengthening opportunistic purchasing, optimizing inventory management, maintaining strong store conditions, and effectively marketing current products and new product offerings. The operating entities may not be able to maintain or improve the levels of comparable store sales that they have experienced in the past, and the operating entities’ comparable store sales growth is a significant driver of their profitability and overall business results. In addition, competition and pricing pressures from competitors may materially adversely impact the operating entities’ operating margins. The operating entities’ comparable store sales growth could be lower than their historical average or their future target for many reasons, including general economic conditions, operational performance, price inflation or deflation, new competitive entrants near their stores, price changes in response to competitive factors, the impact of new stores entering the comparable store base, possible supply shortages or other operational disruptions, the number and dollar amount of customer transactions in their stores, and their ability to provide product or service offerings that generate new and repeat visits to their stores. Opening new stores in the operating entities’ established markets may result in inadvertent oversaturation, temporarily or permanently diverting customers and sales from their existing stores to new stores and reduce comparable store sales, thus adversely affecting their overall financial performance. These factors may cause the operating entities’ comparable store sales results to be materially lower than in recent periods, which could harm their profitability and business. Changes in their average store sales or their inability to increase their average store sales could cause their operating results to vary adversely from expectations, which could adversely affect their results of operations.

Fluctuations in various food and supply costs, including dairy, could adversely affect the operating entities’ operating results.

Supplies and prices of the various ingredient materials that are used to prepare the operating entities’ bakery products (including flour, milk, sugar, and eggs) can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics, and economics factors, and such prices may fluctuate. An increase in pricing of any ingredient that is used in the operating entities’ bakery products could result in an increase in costs from their suppliers, and the operating entities may not be able to increase prices to cover increased costs which would have an adverse effect on their operating results and profitability.

The geographic concentration of the operating entities’ stores primarily in Xinjiang and New York City subjects the operating entities to an increased risk of loss of revenue from events beyond their control or conditions affecting that region.

As of the date of this report, the PRC Stores are exclusively located in Xinjiang. In addition, the U.S. Stores’ current operations are limited to New York City. As a result, they are particularly susceptible to adverse trends, severe weather, competition, and economic conditions in these areas. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect the operating entities’ sales and profitability. These factors include, among other things, epidemics, changes in demographics, population and employee bases, wage increases, changes in economic conditions, severe weather conditions, and climate change. Such conditions may result in reduced customer traffic and spending in the operating entities’ stores, physical damage to their stores, loss of inventory, closure of one or more of their stores, inadequate workforce in their markets, temporary disruption in the supply of products, delays in the delivery of goods to their stores, increased expenses, and a reduction in the availability of products in their stores. Any of these factors may disrupt the operating entities’ business and materially adversely affect their financial condition and results of operations.

If the operating entities are unable to compete successfully, their financial condition and results of operations may be harmed.

The industry in which the operating entities conduct their business is intensely competitive. The operating entities’ bakery stores compete with well-established national, regional, and locally-owned traditional bakeries, cafés, and other companies providing bakery products. Additionally, the operating entities also compete with certain quick-service restaurants, specialty food stores, supermarkets, and convenience stores. The principal factors on which they compete are taste, quality, prices of products offered, customer service, atmosphere, location, convenience, and overall customer experience. The operating entities also compete for retail space in desirable locations. Many competitors or potential competitors have substantially greater financial and other resources, which may allow them to react more quickly to changes in pricing, marketing, and other changing tastes of consumers. In the event that the operating entities cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures could have a material adverse effect on their business, results of operations and financial condition.

COVID-19 Affecting Our Results of Operations

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak caused lockdowns, travel restrictions, and closures of businesses across the globe, and our business was adversely affected by COVID-19. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave in infections after the lifting of these restrictions, but the spread of the COVID-19 appears to be under control currently. However, burdened by protracted property crisis, weak consumer and business confidence, mounting local government debts, and slow global growth, the post-COVID-19 economy in China has recovered at a slower pace than expected. The spending behavior of consumers have been affected by various factors, such as the economic downward pressure and lack of consumer confidence. As a result, our revenue from the PRC Stores decreased by $509,301, or 7.3% for the six months ended June 30, 2024 due to the decline in average spending per customer and the consumption downgrade. As we face many challenges from increased competition from rivals and changes in consumer behavior, we will continue to modify our business strategy and boost our revenue by opening more stores and developing more affordable products.

C. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, realization of deferred tax assets and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our unaudited condensed consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our unaudited condensed consolidated financial statements:

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. Accounts are written off against the allowance after efforts at collection prove unsuccessful. As of June 30, 2024 and December 31, 2023, the allowance for credit losses was both $nil.

Credit Losses

On January 1, 2023, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on the Company’s unaudited condensed consolidated financial statements as of January 1, 2023.

The Company’s account receivables and other receivables included in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

ASC Topic 326 is also applicable to short-term and long-term loans to third parties. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers.

Expected credit losses are recorded as allowance for credit losses on the unaudited condensed consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

Inventories

Inventories consist of ingredient materials, finished goods, packaging materials and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We periodically evaluate inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the six months ended June 30, 2024 and 2023, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

Revenue recognition

We follow Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), for revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized, as performance obligations are satisfied.

We currently generate our revenue through our bakery/café stores as well as through online sales. We recognize revenue from bakery/café sales upon delivery of the related food and other products to the customer and fulfillment of all performance obligations. Revenue is recognized net of any discounts, sales incentives, sales taxes, and value added taxes that are collected from customers and remitted to tax authorities.

The PRC Stores sell membership cards that do not have an expiration date and from which the PRC Stores do not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of our store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the PRC Stores recognize revenue and reduce the deferred revenue. While the PRC Stores continue to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage based upon our historical redemption patterns. Membership card breakage is recorded as revenue in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the six months ended June 30, 2024 and 2023.

The PRC Stores maintain a customer loyalty program in which customers earn free cash vouchers when purchasing or reloading membership cards at certain amount. These cash vouchers typically do not expire, except for certain vouchers given out at special occasions, which usually state an expiration date and can only be exchanged for certain seasonal products or specialty cakes. We establish corresponding liabilities in deferred revenue for the membership cards and the free cash vouchers upon issuance. We allocate the consideration received proportionately between the membership cards and cash vouchers based on their face values. Revenue is recognized at the allocated amount upon redemption of membership cards and cash vouchers, at which point the PRC Stores deliver products to customers and reduce the deferred revenue. Unredeemed cash vouchers will be recognized as revenue upon their expiration dates, if any, or five years after their issuance if there are no stated expiration dates, when management determines the likelihood of redemption to be remote.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. We did not have contract assets as of June 30, 2024 and December 31, 2023. Our contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $7,338,357 and $7,085,696 as of June 30, 2024 and December 31, 2023, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under our customer loyalty programs. These amounts represent our unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended June 30, 2024 and 2023 that was included in the opening deferred revenue was $3,505,674 and $3,945,400, respectively. As of June 30, 2024, the aggregate amount of unredeemed membership cards and cash vouchers was $7,338,357. We will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on our historical experience, a significant portion of the redemption is expected to occur during the first two years after June 30, 2024 and the remaining between the third and fifth year.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the six months ended June 30, 2024 and 2023. We do not believe there was any uncertain tax provision at June 30, 2024 and December 31, 2023.

Our operating subsidiary in China is subject to the income tax laws of the PRC. Our operating subsidiaries in United States are subject to the tax law of the United States. As of June 30, 2024, the tax years ended December 31, 2019 through December 31, 2023 for our PRC subsidiary remain open for statutory examination by PRC tax authorities, and the tax years ended December 31, 2021 through December 31, 2023 for our United States subsidiaries remain open for statutory examination by U.S. tax authorities.

Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We adopted this guidance on January 1, 2024 and the adoption of this ASU did not have a material impact on our financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. We plan to adopt this guidance effective January 1, 2025 and the adoption of this ASU is not expected to have a material impact on our financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on our unaudited condensed consolidated financial position, statements of operations, and cash flows.